SCHEDULE A
to the
INVESTMENT ADVISORY AGREEMENT
Dated July 13, 2023 between
ETF SERIES SOLUTIONS
and
BAHL & GAYNOR, INC.

The Trust will pay to the Adviser as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the respective Fund in accordance with the following fee schedule:

Fund	Rate
Bahl & Gaynor Income Growth ETF	0.45%
Bahl & Gaynor Small/Mid Cap Income Growth ETF	0.60%
Bahl & Gaynor Dividend ETF	0.45%
Bahl & Gaynor Small Cap Dividend ETF	0.70%

IN WITNESS WHEREOF, the parties hereto have caused this Schedule A to be signed on their behalf by their duly authorized officers as of October 10, 2024.
ETF SERIES SOLUTIONS, on behalf of each Fund listed on this Schedule A

    By: /s/ Joshua J. Hinderliter
Name: Joshua J. Hinderliter
Title: Vice President and Secretary

BAHL & GAYNOR, INC.

By: /s/ Peter G. Knipe
Name:     Peter G. Knipe
Title:     Managing Director